Exhibit 99.1

Vision Marine Technologies Sets Industry Precedence Through Pioneering Partnership with 4ocean

Montreal, Canada — July 27, 2023 — Vision Marine Technologies Inc. (NASDAQ: VMAR) (“Vision Marine” or the “Company”), a global leader and innovator within the performance electric recreational boating industry, is once again taking the lead by blazing a trail for the entire industry. The Company proudly announces its groundbreaking collaboration with 4ocean, a global cleanup operation actively removing plastic and trash from the ocean and coastlines. Through this visionary partnership, Vision Marine is spearheading the way forward for the entire industry, demonstrating a profound commitment to environmental stewardship.

As a Certified Cleanup Partner, Vision Marine cements its position as a trailblazer, forging an alliance that not only showcases its dedication to sustainable boating solutions but also illuminates the path for the entire industry to follow. By joining forces with 4ocean (https://www.4ocean.com/), the vanguard of the clean ocean movement, Vision Marine is driving a transformative initiative to eliminate plastic waste from our oceans, rivers, and coastlines on a global scale.

Alex Mongeon, co-founder and CEO of Vision Marine, emphasized the Company's purposeful leadership, stating, "Vision Marine is determined to lead the way towards a greener future for the boating industry. Our partnership with 4ocean exemplifies our commitment to environmental preservation and signifies a new era of collaboration, where companies unite to tackle the critical issue of ocean pollution. We are proud to set a precedent for the industry and showcase how businesses can drive positive change for the planet."

As the visionary force behind the clean ocean movement, Alex Schulze, co-founder and CEO of 4ocean, expressed his admiration for Vision Marine's pioneering approach, stating, "It takes true leadership and dedication to ignite change on a global scale. We are thrilled to have Vision Marine as a Certified Cleanup Partner, demonstrating their passion for the oceans and inspiring others in the industry to follow suit. Together, we are charting a course towards a cleaner and healthier marine ecosystem."

This revolutionary partnership solidifies Vision Marines' long-term commitment to sustainable business practices and environmental conservation, setting a powerful example for the industry at large. By embarking on this transformative journey with 4ocean, Vision Marine aims to spark a profound impact, encouraging other companies and individuals to unite in safeguarding the future of our oceans.

About 4ocean

4ocean is an ocean cleanup company in Boca Raton, FL, which is dedicated to ending the ocean plastic crisis. As a Public Benefit Corporation and Certified B Corp., they harness the power of business to fund global cleanup operation that recovers millions of pounds of plastic and other debris from the world’s oceans, rivers, and coastlines each year. Contact: Jonathan Marshall, PR Specialist (Jonathan.marshall@4ocean.com)

Learn More

Website: 4ocean.com

Twitter: @4ocean

Facebook: @4oceanBracelets

Instagram: @4ocean

TikTok: @4ocean

About Vision Marine Technologies Inc.

Vision Marine Technologies Inc. (Nasdaq: VMAR), strives to be a guiding force for change and an ongoing driving factor in fighting the problems associated with waterway pollution by disrupting the traditional boating industry with electric power, in turn directly contributing to zero pollution, zero emission and a noiseless environment. Our Flagship E-Motion™ 180E electric marine powertrain is the first fully electric purpose-built outboard powertrain system that combines an advanced battery pack, inverter, and high efficiency motor with proprietary union assembly between the transmission and the electric motor design utilizing extensive control software. Our E-Motion™ and related technologies used in this powertrain system are uniquely designed to improve the efficiency of the outboard powertrain and, as a result, enhance both range and performance. Vision Marine continues to design, innovate, manufacture, and sell handcrafted, environmentally friendly, electric recreational boats to customers. The design and technology applied to our boats results in far greater enhanced performance in general, higher speeds, and longer range. Simply stated, a smoother ride than a traditional internal combustion engine (ICE) motorboat.

Forward-Looking Statements
Certain statements made in this press release are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements reflect the current analysis of existing information and are subject to various risks and uncertainties. As a result, actual results may differ materially from these expectations due to changes in global, regional, or local economic, business, competitive, market, regulatory and other factors, many of which are outside of Vision Marine’s control. Important factors that could cause actual results to differ materially from those in the forward-looking statements are set forth in Vision Marine’s Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission (SEC) for the year ended August 31, 2022, as such factors may be updated from time to time in Vision Marine’s periodic filings with the SEC. Any forward-looking statement in this press release speaks only as of the date of this release. Vision Marine undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. https://visionmarinetechnologies.com.

For Immediate Release:

Investor and Company Contact: Bruce Nurse

303-919-2913 or bn@v-mti.com